SEC FILE NUMBER:	000-53795
CUSIP NUMBER:	N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Reef Oil & Gas Income and Development Fund III, L.P.
Former name if applicable:

Address of principal executive office (Street and number)
1901 N. Central Expressway, Suite 300
City, state and zip code	Richardson, Texas 75080

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reef Oil & Gas Income and Development Fund III, L.P. (the “Partnership”) requires additional time to file its Form 10-K so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Daniel C. Sibley	972	437-6792
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership had a net loss of $1,547,077 for the year ended December 31, 2009, compared to net income of $937,233 for the year ended December 31, 2008.

Partnership revenues totaled $1,655,812 for the year ended December 31, 2009 compared to $2,012,489 for the comparable period in 2008.  Volumes increased as the Partnership purchased additional ownership interests from certain entities pursuant to its agreements with those entities.  Increases in volumes were offset by steep declines in oil and gas prices during the comparable periods.  Average oil prices decreased by 41% and average gas prices decreased by 49% during the year ended December 31, 2009 compared to the year ended December 31, 2008.  Lease operating expenses increased from $1,190,395 for the year ended December 31, 2008 to $1,297,997 for the year ended December 31, 2009.  This increase is due to the increase in working interest owned by the Partnership.  Effective May 1, 2008, the Partnership purchased an additional 11% working interest from an entity.  The Partnership also purchases additional interests monthly from another entity as funds are advanced to pay costs.

Depreciation, depletion and amortization increased from $232,436 for the year ended December 31, 2008 to $306,507 for the year ended December 31, 2009, primarily due to increased production levels.  Crude oil prices reached a low point for 2009 during the first quarter, and consequently the Partnership incurred first quarter 2009 property impairment cost of $441,542. During the fourth quarter of 2009, as a result of adopting the new SEC revisions to the oil and gas reporting disclosures, the Partnership incurred additional property impairment cost of $226,888.  The standardized measure of discounted future net cash flows for the year ended December 31, 2009 decreased by $1,648,610 as a result of using the new rule.

Reef Oil & Gas Income and Development Fund III, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2010	By:	Reef Oil & Gas Partners, L.P., Managing General Partner

		By:	Reef Oil & Gas Partners, GP, LLC

		By:	/s/ Michael J. Mauceli
Michael J. Mauceli, Manager

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).